UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In April and in May 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated April 17, 2024: New 48-week frexalimab phase 2 data support potential for high sustained efficacy in multiple sclerosis

Exhibit 99.2	Press Release dated April 23, 2024: Rilzabrutinib LUNA 3 phase 3 study met primary endpoint in immune thrombocytopenia

Exhibit 99.3	Press Release dated April 30, 2024: Annual General Meeting of April 30, 2024

Exhibit 99.4	Press Release dated May 2, 2024: Beyfortus real-world evidence published in The Lancet shows 82% reduction in infant RSV hospitalizations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2024	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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